Meridian Gold Inc.
9670 Gateway Drive
Suite 200
Reno, Nevada 89521-8953
(775) 850-3777
(775) 850-3733 Fax
December 9, 2005
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0405

Re:	Meridian Gold, Inc.
Form 40-F for Fiscal Year Ended December 31, 2004
Filed March 28, 2005
Response Letter Dated November 18, 2005
File No. 1-12003
     We received your letter dated November 30, 2005 concerning your comments on our annual report on Form 40-F for the year ended December 31, 2004. We have prepared the following responses to your comments. The Staff’s comments are shown in bold.
•	Please expand your disclosure to address the assumptions that management has made to determine that they will be able to overcome local opposition to the Esquel project and have it in production at optimum levels at the beginning of 2006.
     We will expand our disclosure in future filings to include the assumptions made by management as to why we believe we will be able to overcome local opposition and ultimately be able to place the project into production. We propose adding disclosure into our MD&A in our Form 40-F for 2005 under the section Impairment Analysis of Assets (on page 22 of the 2004 Annual Report) after updating the data for 2005:
“We assumed that we would be able to overcome local opposition by educating the community on responsible mining and by developing a mine plan that addressed their concerns such as replacing the previously proposed open-pit mine with an underground mine and by improving the method used for disposal of tailings. Management remains confident that all necessary permits will ultimately be obtained.”
     At the time of filing our 2004 Form 40-F, we believed that during the next fiscal year, we would either obtain or make significant progress towards obtaining the necessary permits to operate the mine.

•	Explain why your 2003 impairment analysis did not result in the measurement of fair value or an impairment charge.
     Our 2003 impairment analysis indicated that expected future cash flows were in excess of net carrying value. The technical report on the property that was prepared in March 2003 and filed on SEDAR in May 2003 included an economic analysis based only on proven and probable reserves, as required under National Instrument 43-101, and did not include known resources. If known resources had been included in the economic analysis presented in the technical report, as they were in the 2003 year-end impairment analysis, then the undiscounted future cash flows would have exceeded the carrying value of the project.
•	Explain why there is a difference between the purchase price used in your impairment analysis and the net book value of the Esquel Project of $558.8 million, as disclosed on page 32 of your annual report.
     The primary differences between the $310 million net purchase price used in our impairment analysis and the net book value of total mineral property, plant and equipment related to the Esquel Project of $558.8 million as at December 31, 2004 are the deferred tax liability recorded at the time of acquisition as required under CICA HB 3465 and FAS 109 and as adjusted for currency translation changes as required under CICA HB 1650 and FAS 52 ($175.7 million at December 31, 2004) and cumulative currency translation gains reflected in shareholders equity ($62.3 million at December 31, 2004).
     Because our impairment analysis was performed on an after-tax basis, we compared the resultant future cash flows per our impairment analysis to the Company’s net investment in the Esquel Project to determine whether expected future cash flows were in excess of carrying value.
     If you should have any additional questions after reviewing our responses please contact us. If we have adequately responded to your questions, please confirm in writing that the file is closed.

Sincerely,
/s/ Peter C. Dougherty

Peter C. Dougherty Vice President, Finance and Chief Financial Officer
Meridian Gold Inc.